Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Forms S-3, No. 333-5582, No. 333-92957 and No. 333-48161) and related Prospectus of Parkway Properties, Inc. and the Registration Statements ( Forms S-8 on Form S-3, No. 333-88861 and No. 333-00311) and related Prospectus pertaining to The Parkway Company 1994 Stock Option Plan, The Parkway Company 1991 Incentive Plan and the Parkway Company 1991 Directors Stock Option Plan, respectively, of our report dated February 4, 2002, with respect to the consolidated financial statements and schedule of Parkway Properties, Inc. included in this Annual Report (Form 10-K) for the year ended December 31, 2001.

Ernst & Young LLP

Jackson, Mississippi
March 5, 2002